Five Year
Post-Retirement Consulting and Noncompetition Agreement
January 1, 2006 to December 31, 2010

This Agreement is entered into as of December 31, 2005, by and between The Toro Company (“we” or “us”), a Delaware corporation, and Kendrick B. Melrose (“you”), our retired Chief Executive Officer, to set forth the terms and conditions of a consulting and noncompetition arrangement between us in accordance with provisions of the Chief Executive Officer Succession Incentive Award Agreement (“CEO Incentive Agreement”) dated as of July 31, 1995, as amended.

1. Consulting Services. You will provide us such consulting services as you and we may agree upon from time to time.

2. Office and Support Services. We will provide for office and related services in support of your consulting services, as provided for in this agreement.

3. Term. This agreement shall commence on January 1, 2006 and shall continue through December 31, 2010, subject only to the provisions of Section 7.

4. Noncompetition. You hereby agree as follows:

a. You will not engage in or own or control any interest in (except as a passive investor in publicly held companies and except for investments held at the date hereof) or act as an officer, director or employee of or consultant or adviser to, any firm, corporation or institution in competition with or engaged in a business substantially similar to that of Toro (other than distributorships of Toro), including the manufacture or sale of products or the provision of services which Toro was engaged in, or was developing, at the time your employment with Toro terminates, and including, but not limited to, Rainbird Corporation, Jacobsen (business unit including but not limited to Jacobsen Division of Textron Inc., Ransomes Inc., Cushman Inc. and Steiner Turf Equipment Inc.), Briggs & Stratton Corporation, MTD Products, Inc., Hunter Industries Incorporation, Scag Power Equipment, The Electrolux Group and Deere & Company, or any successor to any one of them, from January 1, 2006 through December 31, 2010.

b. You will maintain confidentiality with respect to data, manuals, specifications, lists, notes, writings, customer and product lists, photographs, microfilm, tape recordings and all other documents or tangible materials whatsoever, including all copies or duplicates, concerning any part of Toro’s activities or concerning any part of your activities as a Toro employee or officer.

c. You understand that in the event of a violation of any provision of this agreement, we shall have the right to seek injunctive relief, in addition to any other rights at law or in equity provided in this agreement or by operation of law, without the requirement of posting bond. You agree to reimburse Toro for all costs, expenses or damages, including reasonable attorneys fees, that we incur as a result of any violation by you of this Section 4, as may be determined by a court or arbitrator.

d. You acknowledge that you fully understand the restrictions imposed by this agreement and you acknowledge that the restrictions are imposed under the CEO Incentive Agreement, which provided for your retirement and was approved by Toro stockholders and agreed to by you, and under which you received compensation in the form of 69,686 shares of Toro Common Stock and 69,686 Toro Common Stock units, the December 31, 2005 fair market value (closing price on December 30) of which is to be utilized by Toro to purchase a retirement annuity payable to you commencing in January of 2006 until you reach age 75. You acknowledge that it is not your intention to become employed following your retirement from Toro, except as contemplated by this agreement or in connection with your charitable or educational activities.

5. Payment.

a. Amount and Adjustment. In accordance with the CEO Incentive Agreement, and subject to your compliance with Section 4 hereof, we will pay to you or on your behalf the expenses of an office and related support services, based on an initial aggregate amount of $586,309, to be adjusted annually in accordance with Section 5.c(1), and to be paid, or reserved for payment, as provided in Sections 5.c(2) and (3), in five annual installments over the term of this agreement as provided in Section 5.b. and Section 5.c. hereof.

b. Payments to be Made.

(1)	Toro will pay directly to the service provider, on your behalf, the following: salary and payroll expenses for services of an administrative assistant; voice and data services, including long distance through Toro’s headquarters; facsimile, including an additional telephone line, and a leased copier. Toro will continue to provide maintenance and service on Toro equipment supplied to you.

(2)	Toro will pay directly to you the difference between the adjusted annual payment amount under Section 5.a and the annual estimated amount reserved to make the payments set forth in Section 5.b(1).

(3)	You will pay lease payments on your Wayzata, Minnesota office (which has been leased to Toro and sublet to you) or other premises directly to the landlord, and any other expenses you deem necessary.

c. Calculation and Time of Payment.

(1)	On January 1 of each of 2006 through 2010, Toro will (A) determine the then unpaid balance of the aggregate amount to be paid to you or on your behalf under Section 5.a; and (B) will adjust that amount to reflect any increase in the Consumer Price Index (CPI) for the prior year, provided that no such CPI adjustment shall be made with respect to 2005 and the first annual payment to be made with respect to 2006, and (C) will divide the adjusted unpaid balance by the number of years remaining in the term of this agreement; and the result shall be the amount to be paid to you or on your behalf for that year. The aggregate payments to be made with respect to 2006 shall be $117,262, and the balance remaining after such payments shall be $469,047, which amount shall become the unpaid balance for calculation of the aggregate payments to be made with respect to 2007, in accordance with the terms of this section.

(2)	On January 1 of each year, Toro will estimate the aggregate amount of the payments set forth in Section 5.b(1) to be paid by it in that year and will reserve that amount.

(3)	Toro will pay to you an amount equal to the difference between the amount calculated under Section 5.c(1) and the adjusted annual amount estimated and reserved under Section 5.c(2). Toro will make this payment not later than January 31 of the relevant year.

(4)	If the expenses that Toro actually incurs in making the payments provided for under Section 5.b(1) exceed the estimate reserved by Toro under Section 5.c(2), you shall reimburse Toro for the additional expenses it incurs. If you do not reimburse Toro by January 31 of the year immediately following the year in which Toro incurred such excess expenses, Toro shall deduct the amount due from the payment to be made to you under Section 5.c(3) for that subsequent year.

(5)	If the expenses that Toro actually incurs in making the payments provided for under Section 5.b(1) are less than the estimate reserved by Toro, Toro shall pay to you the amount that it did not incur for such expenses not later than January 31 of the subsequent year.

d. Condition to Payment. If you breach or do not comply with any of the provisions of Section 4 hereof, as reasonably determined by Toro’s Chief Executive Officer, our obligation to make any payment to you or on your behalf shall immediately cease 45 days following notice of such breach or non-compliance and your failure to cure within such period, and Sections 1, 2, 5, 6 and 7 shall terminate.

6. Retirement Annuity. In the event that you breach or do not comply with any of the provisions of Section 4 hereof, Toro shall have the right to cancel the retirement annuity payable to you under the CEO Incentive Agreement or to obtain the rights to and benefits of that retirement annuity for Toro 45 days following notice of such breach or non-compliance and your failure to cure within such period.

7.	Death, Disability or Election to Terminate Consulting.

a. In the event of your death during the term of this agreement, any balance of the $586,309 (as adjusted under Section 5.c(1) above) not then expended or accrued for payment on your behalf shall be paid to your estate or personal representatives in a lump sum.

b. In the event you become disabled during the term of this agreement, Toro will continue to pay you or on your behalf amounts due hereunder and not previously paid, in accordance with the payment provisions of Section 5.

c. In the event you elect to terminate Section 1 and 2 of this agreement prior to the end of the term of this agreement, Toro will pay you or on your behalf amounts due hereunder and not previously paid, in accordance with the payment provisions of Section 5. You acknowledge that the provisions of Section 4 hereof shall continue in full force and effect and shall be binding on you.

8. Withholding Taxes. Toro shall have the right to deduct from any payment made hereunder any federal, state or local taxes of any kind, including FICA and related taxes, required by law to be withheld with respect to the payments to be made hereunder or to take such other action as may be necessary in our opinion to satisfy all obligations for the payment of such taxes or amounts due Toro.

9. Dispute Resolution. Any dispute arising out of, relating to, or concerning the terms and conditions of this Agreement shall, if not resolved by good faith negotiated between the parties, be mediated under the Commercial Mediation Rules of the American Arbitration Association before resorting to litigation.

10. Governing Law. This agreement shall be construed, administered and governed in all respects under and by the applicable laws of the State of Minnesota, without giving effect to principles of conflicts of laws that might otherwise refer construction or interpretation to the substantive law of another jurisdiction.

11. Successors. Except as may otherwise be provided in Section 7, this agreement shall be binding upon and inure to the benefit of Toro, its successors and assigns, and Melrose, his beneficiaries, heirs, executors, administrators and legal representatives

THE TORO COMPANY

By: _/s/ J. Lawrence McIntyre

J. Lawrence McIntyre

Its: Vice President, Secretary and General Counsel

_/s/ Kendrick B. Melrose

KENDRICK B. MELROSE